HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    April 28, 2009

Ms. Pamela Long                                                                  VIA EDGAR AND FEDERAL EXPRESS
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:  HNI Corporation
Registration Statement on Form S-3
Filed February 27, 2009
File No. 333–157578
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed February 27, 2009
File No. 1-14225

Dear Ms. Long:

Reference is made to your letter dated March 23, 2009 regarding comments by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-captioned filings of HNI Corporation (the "Corporation," "we," "us" or "our").  This letter responds to each comment of that letter.  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.  The Staff comments appear in bold and italics and the responses of the Corporation follow immediately thereafter.  Enclosed herewith is a marked copy of the revised registration statement showing our changes to the original registration statement based on your comments.

Registration Statement on Form S-3

General

1.  We note that the debt securities may be guaranteed, as disclosed on page 19.  Please revise to register the guarantees and revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus, and the "Securities We May

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 2
                                       April 28, 2009

Offer" section of the prospectus.  Please also revise to add the subsidiary guarantors as co-registrants.  Finally, please have counsel revise its opinion accordingly.

The Corporation respectfully acknowledges the Staff's comment with respect to registering the guarantees and adding the subsidiary guarantors as co-registrants and has revised the registration statement and prospectus and had counsel revise its opinion accordingly.

2.  We note that each share of common stock you register will include a preferred share purchase right.  Please revise to register the preferred share purchase rights and also revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus, and the "Incorporation of Certain Information by Reference" section of the prospectus.  Please also have counsel revise its opinion accordingly.  Please refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

The Corporation's shareholder rights plan expired on August 20, 2008, and the Corporation has not implemented, nor do we have immediate plans to implement, a new plan.  Consequently, the Corporation will not be registering a preferred share purchase right with each share of common stock we register pursuant to the registration statement.  We have revised the registration statement and prospectus to remove all references to rights associated with the common stock.

3.  Please revise Exhibits 5.1, 23.2 and 24.1 to provide conformed signatures.  Refer to Rule 302 of Regulation S-T.

The Corporation respectfully acknowledges the Staff’s comment with respect to conformed signatures and has revised Exhibits 5.1, 23.2 and 24.1 to the registration statement accordingly.

Risk Factors, page 2

4.  We note the statements that "The risks and uncertainties we have described are not the only ones facing the Corporation.  Additional risks and uncertainties not presently known

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 3
                                       April 28, 2009

to us or that we currently deem immaterial may also affect our business operations."  Please revise to remove this qualifying language.  In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks.  Refer to Staff Legal Bulletin No. 7A, sample comment #30.  Further, we note similar disclosure under "Item 1 A. Risk Factors" on page 11 of your Form 10-K for the year ended January 3, 2009.  In future filings, please revise to remove this qualifying language.

The Corporation respectfully acknowledges the Staff’s comment with respect to the qualifying language contained in the "Risk Factors" section of the registration statement and "Item 1A. Risk Factors" of the Corporation's Annual Report on Form 10-K for the year ended January 3, 2009.  The Corporation has removed such qualifying language from the "Risk Factors" section of the registration statement and will remove such qualifying language from all future filings, as applicable.

Description of Common Stock, page 5
Description of Preferred Stock, page 6

5.  We note the statements that the descriptions in each of these sections "may not be complete and is subject to and qualified in its entirety by reference to Iowa law and the actual terms and provisions contained in our articles of incorporation and by-laws, each as amended from time to time."  You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise accordingly.  Please also comply with this comment under "Certain Provisions of Iowa Law and the Corporation's Articles of Incorporation and By-laws" on pages 30 and 31.

The Corporation respectfully acknowledges the Staff's comment with respect to the qualifying language contained in the "Description of Common Stock," "Description of Preferred Stock" and "Certain Provision of Iowa Law and The Corporation's Articles of Incorporation and By-laws" sections of the registration statement and has revised such qualifying language accordingly.

Legal Matters, page 35

6.  Please provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 4
                                       April 28, 2009

The Corporation respectfully acknowledges the Staff's comment with respect to providing counsel's address and has revised the registration statement to include such address.

Item 14.  Other Expenses of Issuance and Distribution, page II-1

7.  Please revise to include the trustees' and transfer agents' fees pursuant to Instruction to Item 511 of Regulation S-K.

The Corporation respectfully acknowledges the Staff's comment with respect to including the trustees' and transfer agents' fees in Item 14 of the registration statement pursuant to Instruction to Item 511 of Regulation S-K and has revised Item 14 of the registration statement to include such fees.

Exhibits and Exhibit Index

8.  Please file each of the following as an exhibit or explain why you are not required to do so:

Separate forms of debt security for senior, senior subordinated and subordinated securities.

The Corporation respectfully acknowledges the Staff's comment with respect to filing separate forms of debt security for senior, senior subordinated and subordinated securities as exhibits to the registration statement and has revised the registration statement to include references to such forms in Item 16 and the Exhibit Index.

Separate forms of indentures for the senior indenture and the subordinated indenture.

The Corporation respectfully acknowledges the Staff's comment with respect to filing separate forms of indentures for the senior indenture and the subordinated indenture as exhibits to the registration statement and has revised the registration statement to include a single form of indenture pertaining to senior, senior subordinated and subordinated debt securities.  The Corporation also revised Item 16 of and the Exhibit Index to the registration statement accordingly.

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 5
                                       April 28, 2009

Form of guarantees.

The Corporation respectfully acknowledges the Staff's comment with respect to filing separate forms of guarantees for senior, senior subordinated and subordinated securities as exhibits to the registration statement and has revised the registration statement to include references to such forms in Item 16 and the Exhibit Index.

Separate statement of eligibility on Form T-1 for each indenture.  Please also file each Form T-1 under the electronic form type "305B2."  Refer to 206 of the Trust Indenture Act of 1939 Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

The Corporation respectfully acknowledges the Staff's comment with respect to filing separate statements of eligibility on Form T-1 for each indenture as exhibits to the registration statement.  As the Corporation is filing only one form of indenture to the revised registration statement, which pertains to senior, senior subordinated and subordinated debt securities, the Corporation continues to reference only one statement of eligibility on Form T-1 in Item 16 of and the Exhibit Index to the revised registration statement.

Exhibit 5.1

9.  We note that you are registering purchase contracts and units.  Please have counsel revise its opinion to include these registered securities.

The Corporation respectfully acknowledges the Staff's comment with respect to purchase contracts and units missing from counsel's opinion and had counsel revise its opinion to include these registered securities.

10.  Please have counsel confirm to us that it concurs with our understanding that its reference to the Iowa Business Corporation Act includes the statutory provisions and all applicable provisions of the Iowa Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

The Corporation respectfully acknowledges the Staff's comment and will have counsel file confirmation

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 6
                                       April 28, 2009

as correspondence on EDGAR that counsel concurs with the Staff's understanding that counsel's reference to the Iowa Business Corporation Act includes the statutory provisions and all applicable provisions of the Iowa Constitution and any reported judicial decisions interpreting these laws.

11.  We note that the opinion is dated as of February 27, 2009.  We also note that the legal opinion is qualified as of the date of the opinion.  Please clarify that the opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

The Corporation respectfully acknowledges the Staff's comment with respect to the date of the legal opinion.  Counsel has confirmed that it will file another opinion dated the date of effectiveness.

Form 10-K for the Fiscal Year Ended January 3, 2009

Cover Page

12.  We note that you list your common stock and preferred stock as registered under Section 12(g) of the Exchange Act.  We have the following comments:

It appears that you registered your common stock under Section 12(b) of the Exchange Act.  In this regard, we note the Form 8-A you filed 06/12/1998.  Please advise or revise accordingly in future filings.

The Corporation respectfully acknowledges the Staff's comment and will provide in all future filings, as applicable, that the Corporation has registered its common stock pursuant to Section 12(b) of the Exchange Act as opposed to Section 12(g) of the Exchange Act.

It does not appear that you have registered your preferred stock.  In this regard, we note that it does not appear that you have filed a Form 8-A with respect to the preferred stock.  Please advise or revise accordingly in future filings.

The Corporation does not have registered preferred stock, but formerly had registered preferred share purchase rights (see response to Question #13 below).  The Corporation respectfully acknowledges the Staff's comment and will no longer identify in all future filings, as applicable, its preferred stock as having been registered.

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 7
                                       April 28, 2009

13.  We note that it appears you registered preferred share purchase rights under Section 12(b) of the Exchange Act.  In this regard, we note the Form 8-A you filed on June 12, 1998, as amended on September 14, 1998.  However, the preferred share purchase rights are not listed on the cover page of the Form 10-K.  Please revise accordingly in future filings.

As discussed in the response to Question #2 above, the Corporation's shareholder rights plan expired on August 20, 2008.  Per the terms of the plan, each outstanding preferred share purchase right expired upon expiration of the plan.  Consequently, the Corporation no longer has preferred share purchase rights registered and will not, in all future filings, as applicable, reflect having such rights registered.

Liquidity and Capital Resources, page 33

14.  We note the disclosure in the second paragraph under "Cash Flow — Investing Activities" that $35 million of the outstanding borrowings under the credit facility are classified as short-term.  In future filings, please also disclose the total amount of borrowings outstanding under the credit facilities.

The Corporation respectfully acknowledges the Staff's comment and will include in all future filings, as applicable, the total amount of borrowings outstanding under the credit facility.  The total amount of the Corporation's borrowings outstanding under the credit facility as of January 3, 2009, the last day of the Corporation's 2008 fiscal year, was $107,500,000, which is disclosed on page 61 under "Notes to Consolidated Financial Statements – Long-Term Debt."  Below is the Corporation's proposed draft of the revised disclosure that will be included in all future filings, as applicable, under "Liquidity and Capital Resources – Cash Flow – Financing Activities":
"The Corporation has a revolving credit facility that provides for a maximum borrowing of $300 million.  Amounts borrowed under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until January 28, 2011.  As of January 3, 2009, $107.5 million was outstanding under the revolving credit facility with $35 million classified as short-term as the Corporation expects to repay that portion of the borrowings within a year."

15.   In future filings, please provide a more specific and comprehensive discussion of the terms of the covenants and other restrictions in the debt agreements and credit facilities.

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 8
                                       April 28, 2009

The Corporation respectfully acknowledges the Staff's comment and will provide in all future filings, as applicable, a more specific and comprehensive discussion of the terms and covenants and other restrictions in the debt agreements and credit facilities.  Below is the Corporation's proposed draft of the revised disclosure that will be included under "Liquidity and Capital Resources – Cash Flow – Financing Activities":

"The credit agreements pertaining to our revolving credit facility and term loan and the note purchase agreement pertaining to our Senior Notes contain covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness and make guarantees;
•	create liens on assets;
•	engage in any material line of business substantially different from existing lines of business;
•	sell assets;
•	make investments, loans and advances, including acquisitions;
•	engage in sale-leaseback transactions in excess of $50 million in the aggregate;
•	repay the Senior Notes or enter into certain amendments thereof; and
•	engage in certain transactions with affiliates.

The credit agreements governing the revolving credit facility and term loan contain covenants, including covenants requiring maintenance of the following financial ratios as of the end of any fiscal quarter:

•
a consolidated interest coverage ratio of not less than 4.0 to 1.0, based upon the ratio of (a) consolidated EBITDA (as defined in the respective credit agreement) for the last four fiscal quarter to (b) the sum of consolidated interest charges; and

•
a consolidated leverage ratio of not greater than 3.0 to 1.0, based upon the ratio of (a) the quarter-end consolidated funded indebtedness (as defined in the respective credit agreement) to (b) consolidated EBITDA for the last four fiscal quarters.

The note purchase agreement also contains covenants, including a covenant requiring maintenance of consolidated debt to consolidated EBITDA (as defined in the note purchase agreement) of not greater than 3.5 to 1.0, based upon the ratio of (a) the quarter-end consolidated funded indebtedness (as defined in the note purchase agreement) to (b) consolidated EBITDA for the last four fiscal quarters.

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 9
                                       April 28, 2009

Our revolving credit facility, term loan and Senior Notes are the primary sources of committed funding from which we finance our planned capital expenditures, strategic initiatives such as repurchases of our common stock and certain working capital needs.  Non-compliance with any of the various financial covenant ratios could prevent us from being able to access further borrowings under our revolving credit facility, require us to immediately repay all amounts outstanding with respect to the revolving credit facility, term loan and Senior Notes and increase our cost of borrowing.

The most restrictive of the financial covenants is the consolidated leverage ratio requirement of 3.0 to 1.0 included in the credit agreements governing both the revolving credit facility and term loan.  Under both credit agreements, consolidated EBITDA is defined as consolidated net income before interest expense, income taxes and depreciation and amortization of intangibles, as well as non-cash, nonrecurring charges and all non-cash items increasing net income.  At January 3, 2009, the Corporation was well below this ratio and was in compliance with all of the covenants and other restrictions in the credit agreements and note purchase agreement.  The Corporation currently expects to remain in compliance over the next twelve months.  If the Corporation's actual results over the next twelve months are lower than current projections, the margin by which the Corporation is below the consolidated leverage ratio will decrease.  However, even if a 10 percent decline in expected results were to occur, the Corporation would remain in compliance with the covenant.

16.  We note the disclosure in the first paragraph on page 35.  Please tell us, and in future filings disclose, whether you are in compliance with all the covenants and other restrictions in the debt agreements and credit facilities.

As of January 3, 2009, the last day of the Corporation's 2008 fiscal year, the Corporation was in compliance with all covenants and other restrictions in the debt agreements and credit facilities and will disclose in all future filings, as applicable, whether the Corporation continues to be in compliance with all such covenants and other restrictions.

Report of Independent Registered Public Accounting Firm, page 44
Consent of Independent Registered Public Accounting Firm, Exhibit 23

17.  In future filings, please revise the report of your independent registered public accounting firm and the consent of your independent registered public accounting firm filed as exhibit 23 to include a conformed signature.  Refer to Rule 302 of Regulation S-T.

                                       Ms. Pamela Long
                                       U.S. Securities and Exchange Commission
                                       Page 10
                                       April 28, 2009

The Corporation respectfully acknowledges the Staff’s comment with respect to conformed signatures and will revise in all future filings, as applicable, both the report and the consent of the Corporation's independent registered public accounting firm to include conformed signatures.

********

We appreciate the Staff's efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure.  Please contact me if you have any questions or requests for additional information in connection with our responses.

Sincerely,

Steven M. Bradford
Vice President, General Counsel and Secretary